
03025874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2003
WASH, D.C. 188 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO ____________

OMG Profit-Sharing and Retirement Savings Plan
(Title of the Plan)

OM GROUP, INC.
(Issuer of the securities held)

PROCESSED
JUL 02 2003
THOMSON FINANCIAL

Delaware (state or other jurisdiction of incorporation or organization)	52-1736882 (I.R.S., Employer Identification Number)

Tower City
50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204
(Address of principal executive offices)
(zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

OMG Profit-Sharing and Retirement Savings Plan
(formerly the OMG Americas, Inc. Employees' Profit Sharing Plan)
December 31, 2002 and 2001 and Year ended December 31, 2002
with Report of Independent Auditors

OMG Profit-Sharing and Retirement Savings Plan (formerly the OMG Americas, Inc. Employees' Profit Sharing Plan)

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and
Year ended December 31, 2002

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) 11



Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Plan Administrator
OMG Profit-Sharing and
Retirement Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan (formerly the OMG Americas, Inc. Employees' Profit Sharing Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 6, 2003

0304-0418709

OMG Profit-Sharing and Retirement Savings Plan
(formerly the OMG Americas, Inc.
Employees' Profit Sharing Plan)

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash, non-interest bearing	**$ 176,121**	$ 1,316
Investments:		
Investments, at fair value	**42,144,660**	57,655,634
Guaranteed investment contract, at contract value	**-**	147,134
Total investments	**42,144,660**	57,802,768
Receivables:		
Employer's contribution	**-**	2,616,341
Employees' contributions	**-**	1,170,579
Accrued interest and dividends	**6,741**	5,872
Pending settlements	**1,970**	-
Total receivables	**8,711**	3,792,792
Net assets available for benefits	**$ 42,329,492**	$ 61,596,876

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan
(formerly the OMG Americas, Inc.
Employees' Profit Sharing Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	**$ (17,232,620)**
Dividends	**586,265**
Interest	**119,674**
	(16,526,681)
Contributions:	
Participants	**420,260**
Employer	**18,548**
	438,808
	(16,087,873)
Deductions	
Benefit payments	**3,173,511**
Fees	**6,000**
	3,179,511
Net decrease	**(19,267,384)**
Net assets available for benefits:	
Beginning of year	**61,596,876**
End of year	**$ 42,329,492**

See notes to financial statements.

1. Description of the Plan

The following description of the OMG Profit-Sharing and Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Effective July 1, 2002, the Plan was amended to change its name from the OMG Americas, Inc. Employees' Profit Sharing Plan.

The Plan is a defined contribution plan covering all full-time and qualifying part-time employees of OMG Americas, Inc., OMG SCM Metal Products, Inc. and OMG Fidelity, Inc., all of which are wholly-owned subsidiaries of OM Group, Inc. (the Company and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees in the Technical Services Department of OMG Americas, Inc. are excluded from the Plan. There are no requirements of age, and six months of service are required for eligibility.

Contributions

Employer contributions are made at the discretion of the Company's Board of Directors to all employees with six months of service. The maximum annual contribution for each participant is limited to the lesser of 15% of eligible compensation or $25,500.

Generally, active participants may elect to receive as cash payment 50% of the employer's contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections. There were no employer contributions to the Plan for the year ended December 31, 2002.

Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to IRS limitations, in the form of salary deduction or direct contributions. In addition, effective July 1, 2002, the Plan was amended to allow participants to make pre-tax contributions to the Plan, provided that the sum of employee contributions and any other elective deferrals made under all qualified plans maintained by the Company do not exceed 40% of the participant's compensation, as defined in the Plan and subject to the limitations set forth in the Internal Revenue Code (the Code).

1. Description of the Plan (continued)

Also effective July 1, 2002, the Plan was amended to allow participants who will have attained at least age 50 before December 31 of the current year to make catch-up contributions to the Plan.

Participant Accounts

Each participant's account is credited with the participant's 401(k) deferral contribution (if any), the participant's pre-tax and after-tax contribution (if any), the participant's share of any employer contribution, forfeitures of non-vested contributions and earnings, and investment income earned on their account balance. Any forfeitures are allocated to participants' accounts based upon the ratio of each participant's compensation to the total of all participants' compensation for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their account and their share of the Company's annual contribution into the available funds.

Vesting

Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants vest ratably over a five-year period in the employer contributions, becoming 100% vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant's account balance upon normal retirement (age 65), death, or permanent disability. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited, with such forfeitures applied first to the payment of Plan expenses with any excess amounts allocated to participants as additional contributions. Effective September 1, 2002, the Plan was amended to allow any participant who incurs an involuntarily termination by the Company between September 1, 2002 and December 31, 2003 due to an announced workforce reduction to become fully vested in the employer contributions.

1. Description of the Plan (continued)

Participant Loans/Hardship Withdrawals

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their vested account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (currently Prime Rate plus 0.5%) as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions. Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan Administrator.

Payment of Benefits

Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 ½. Distributions may be made in the following forms: lump-sum distribution; equal monthly installments not to exceed a period equivalent to a participant's life expectancy; or equal monthly installments not to exceed a period equivalent to a participant's life expectancy and that of their designated beneficiary.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

2. Significant Accounting Policies

Basis of Accounting

The assets of the Plan are accounted for by Merrill Lynch Trust Company, FSB (the Trustee), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for the investment services amounted to $6,000 for the year ended December 31, 2002.

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the guaranteed investment contract (see Note 4), the Plan's investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common trust funds are stated at fair value as determined by the Trustee. Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Charges

The Plan Sponsor pays Trustee fees and other Plan expenses, except for brokers' fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers' fees are reflected in the net investment return in each participant's account.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Shares of registered investment companies	$ (6,652,213)
Common trust funds	(2,031,452)
OM Group, Inc. common stock	(8,548,955)
	$ (17,232,620)

OMG Profit-Sharing and Retirement Savings Plan
(formerly the OMG Americas, Inc.
Employees' Profit Sharing Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Merrill Lynch Equity Index Trust I	**$ 6,529,884**	$ 9,024,324
Merrill Lynch Institutional Fund	**9,807,935**	9,812,086
Phoenix-Engemann Balance Return Fund	**4,744,606**	6,403,114
Merrill Lynch Fundamental Growth Fund Class A	**8,611,367**	13,446,867
OM Group, Inc. Common Stock (260,619 shares in 2002 and 121,977 shares in 2001)[1]	**1,793,060**	8,073,649
Pimco Total Return Fund Class A	**2,410,245**	1,499,875
State Street Research Government Income Fund Class A	**2,904,788**	3,071,540
Van Kampen Emerging Growth Fund Class A[1]	**1,507,162**	3,625,843

[1] 2002 balances represent amounts less than 5% of the Plan's net assets

4. Guaranteed Investment Contract

At December 31, 2001 the Plan was invested in a guaranteed investment contract with CDC Financial Products Inc. The contract matured on March 31, 2002 and the remaining balance underlying the contract was allocated to applicable participant accounts. This investment was accounted for at contract value because it was fully benefit responsive. Contract value, approximating fair value, represents contributions made under the contract plus interest credited in accordance with the contract, less withdrawals made. The average yield and the average crediting interest rate of this investment contract was 6.4725% for 2002 and 2001, respectively. The crediting interest rate was based on an agreed-upon formula with the issuer.

5. Related Party Transactions

Party-in-interest transactions included the investment in investment funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

During 2002, the Plan received $55,998 in common stock dividends from the Company.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Event

On April 1, 2003, OM Group completed the sale of OMG SCM Metal Products, Inc. (SCM) to Hoganas AB. As of that date, SCM employees are no longer eligible for contributions to the Plan.

OMG Profit-Sharing and Retirement Savings Plan
(formerly the OMG Americas, Inc. Employees' Profit Sharing Plan)

EIN: 34-1604066 Plan 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
OM Group, Inc. *	260,619 shares of common stock	$ 1,793,060
Merrill Lynch Equity Index Trust I*	104,228 units of common/collective trust	6,529,884
Phoenix-Engemann Balance Return Fund	208,006 shares of mutual fund	4,744,606
Massachusetts Investors Trust Fund	29,765 shares of mutual fund	383,076
Lazard International Equity Portfolio Fund	66,802 shares of mutual fund	593,201
Merrill Lynch Fundamental Growth Fund Class A*	667,031 shares of mutual fund	8,611,367
Pimco Total Return Fund Class A	225,890 shares of mutual fund	2,410,245
State Street Research Government Income Fund Class A	222,931 shares of mutual fund	2,904,788
Van Kampen Emerging Growth Fund Class A	53,332 shares of mutual fund	1,507,162
Merrill Lynch Institutional Fund*	9,807,935 shares of mutual fund	9,807,935
State Street Aurora Fund	37,089 shares of mutual fund	956,904
ABN AMRO/Veredus Aggressive Growth Fund	15,551 shares of mutual fund	167,485
Alliance Growth & Income Fund	279,148 shares of mutual fund	725,784
Loans to participants *	Interest rates ranging from 4.75%—10%; various maturities through 2007	1,009,163
		$ 42,144,660

* Indicates party-in-interest to the Plan.

EXHIBITS

The following exhibits are included in this Annual Report on Form 11-K:

(23) Consent of Independent Auditors

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Name of Plan: OMG Profit-Sharing and Retirement Savings Plan

By: [signature]

V.P., Secretary & General Counsel

(Print name and title of signing official under the signature)

Date: 6-23-03

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-07529) pertaining to the OMG Profit-Sharing and Retirement Savings Plan (formerly the OMG Americas, Inc. Employees' Profit Sharing Plan) of OM Group, Inc. of our report dated June 6, 2003, with respect to the financial statements and schedule of the OMG Profit-Sharing and Retirement Savings Plan (formerly the OMG Americas, Inc. Employees' Profit Sharing Plan) included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
June 24, 2003